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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                            SFBC International, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    784121105
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                                 (CUSIP Number)

                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784121105

1.  Names of Reporting Persons: Arnold Hantman
    I.R.S. Identification Nos. of above persons (entities only):

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3.  SEC Use Only

4.  Citizenship or Place of Organization:       United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

5.  Sole Voting Power:   474,478

6.  Shared Voting Power:

7.  Sole Dispositive Power:  474,478

8.  Shared Dispositive Power:

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  476,478*

    * Includes 2,000 shares of common stock owned by Mr. Hantman's wife. Mr. Hantman disclaims beneficial ownership of those shares.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9):   6.6%

12. Type of Reporting Person (See Instructions):  IN - Individual

ITEM 1.
         (a) Name of Issuer:   SFBC International, Inc.

         (b) Address of Issuer's Principal Executive Offices:
             11190 Biscayne Blvd.  Miami, FL 33181

ITEM 2.
         (a) Name of Person Filing:     Arnold Hantman

         (b) Address of Principal Business Office or, if none, Residence:
             11190 Biscayne Blvd.  Miami, FL 33181

         (c) Citizenship:      U.S.A.

         (d) Title of Class of Securities:   Common Stock

         (e) CUSIP Number:  784121105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: Not applicable

ITEM 4.   OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:         474,478

         (b)      Percent of class: 6.6%

         (c)      Number of shares as to which the person has:

                  (i)  Sole power to vote or to direct the vote:   474,478

                  (ii) Shared power to vote or to direct the vote:

                  (iii) Sole power to dispose or to direct the
                        disposition of:   474,478

                  (iv)  Shared power to dispose or to direct the disposition of:

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY.
         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not applicable.

ITEM 10. CERTIFICATION
         Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 13, 2003
                                      ------------------------------------------
                                                       Date

                                               /s/ Arnold Hantman
                                      ------------------------------------------
                                                    Signature

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13.d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).